Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BioMarin Pharmaceutical Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-168552, 333-136963, 333-84787, and 333-85368) on Form S-8 of BioMarin Pharmaceutical Inc. and subsidiaries of our reports dated February 24, 2011, with respect to the consolidated balance sheets of BioMarin Pharmaceutical Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of BioMarin Pharmaceutical Inc.

/s/ KPMG LLP

San Francisco, California

February 24, 2011